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                           November 17, 2022

       Steven F. DeGennaro
       Chief Financial Officer
       Marcus & Millichap, Inc.
       23975 Park Sorrento, Suite 400
       Calabasas, CA 91302

                                                        Re: Marcus & Millichap,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-36155

       Dear Steven F. DeGennaro:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Material Cash Requirements, page 50

   1.                                                   We note your disclosure
on page 50 that you have a material cash requirement
                                                        of $69,256,000 for
deferred commissions payable. We further note your disclosure at the top of page F-27
indicates that deferred commissions payable is the aggregate of
                                                        $110,769,000 and
$31,697,000. Please tell us the nature of the difference between the amounts for deferred
commissions payable on page 50 and page F-27.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven F. DeGennaro
Marcus & Millichap, Inc.
November 17, 2022
Page 2

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 with any questions.



FirstName LastNameSteven F. DeGennaro                   Sincerely,
Comapany NameMarcus & Millichap, Inc.
                                                        Division of Corporation
Finance
November 17, 2022 Page 2                                Office of Real Estate &
Construction
FirstName LastName